Exhibit 99.5

November 14, 2016

The Board of Directors

Fantex, Inc.

330 Townsend Street, Suite 234

San Francisco, CA 94107

Dear Board Member:

Thank you for the opportunity to work with your company.  At your request, Timan LLC (“Appraiser”) has prepared an analysis to estimate the Fair Value of Michael Brockers Tracking Stock (“MBTS”) of Fantex, Inc. (“Fantex”) as of September 30, 2016 (the “Valuation Date”).

Purpose and Scope

The purpose of this engagement is to assist Fantex’s management (“Management”) and Board of Directors with determining the value of MBTS for the purpose of inclusion in a Statement of Information regarding a contemplated reverse forward split transaction to be filed with the SEC.  Accordingly, this valuation opinion should not be used for any other purpose or distributed to third parties other than regulatory agencies or Fantex’s attorneys, accountants, and other professional advisors without the express knowledge and written consent of Timan LLC.

Timan LLC provides equity class appraisal services.  We do not provide business or asset valuation services for use in estate transactions and our appraisals may not be used for such purposes.  Timan LLC does not provide legal or accounting advice for which you should always consult with your retained legal and accounting professionals.

Summary of Findings

Based on the analysis described in the accompanying report, it is our opinion that the Fair Value of Fantex Series Michael Brockers Convertible Tracking Stock as of September 30, 2016, is reasonably estimated to be $10.32 per share.  This opinion is subject to the limiting conditions detailed in Section 1 of the attached report.

Disclosure

We are unrelated to Fantex and have no direct, controllable, or material interest in the Company or its assets.  The fee paid for our services in no way influenced the results of our analyses.

We are pleased to provide this valuation service to Fantex.  Please contact Victor Gilberti at vgilberti@timanllc.com regarding this analysis.

Respectfully submitted,

Victor Gilberti

Vice President, Timan LLC

Attachment

1080 Lemon Street • Menlo Park, California 94025 • Tel 908-839-6761 • email vgilberti@timanllc.com

Valuation Report of Fantex Series Michael Brockers Convertible Tracking Stock

Prepared for

Fantex, Inc.

By

Timan LLC

Valuation Date

September 30, 2016

Report Date

November 14, 2016

This report is governed by the terms and conditions of the Engagement Letter between Timan LLC and Fantex, Inc. Neither the terms of this engagement, nor any valuation, report or advice rendered by Timan, whether formal or informal, may be disclosed, in whole or in part, or summarized, excerpted from or otherwise referred to without Timan’s prior written consent. Notwithstanding the foregoing, the Company may disclose Timan’s written valuation report to the Company’s Board of Directors, auditors, tax accountants, attorneys, the Internal Revenue Service (the “IRS”) and the Securities and Exchange Commission (the “SEC”).

Confidential	November 14, 2016

TABLE OF CONTENTS

1	ENGAGEMENT OVERVIEW	4
	1.1 PURPOSE AND SCOPE	4
	1.2 SUMMARY OF FINDINGS	5
	1.3 LIMITING CONDITIONS	5

2	OVERVIEW	6
	2.1 DESCRIPTION AND STATUS OF FANTEX SERIES MICHAEL BROCKERS CONVERTIBLE TRACKING STOCK	6
	2.2 UNIT OF ACCOUNT	6
	2.3 CAPITAL STRUCTURE	6
	2.4 LIQUIDITY	6

3	VALUATION ANALYSIS	6
	3.1 KEY ASSUMPTIONS	7
	3.2 VALUATION CONCLUSION AND BALANCE SHEET SUMMARY AS OF VALUATION DATE	8
	Table 1 Balance Sheet and Valuation Conclusion	8
	3.3 DCF AND BRAND EQUITY ANALYSIS	8
	Table 2 Bond Market Metrics	9
	3.4 TRACKING STOCK TRANSACTION HISTORY	9
	Table 3 Level 2 Transaction Data	9
	Table 4 Valuation Approach Reconciliation	10

4	CERTIFICATION BY TIMAN LLC	10

5	EXHIBIT A: APPRAISERS’ QUALIFICATIONS	11

6	EXHIBIT B: NOTES ON VALAUATION ANALYSIS METHODS	12
	6.1 APPROACHES TO ENTERPRISE VALUATION	12
	6.2 DISCOUNTED CASH FLOW ANALYSIS	12
	Table 5 Cash Flow Model — Summary Net to shareholder	14

1                           ENGAGEMENT OVERVIEW

1.1                 Purpose and Scope

The purpose of this engagement is to assist Fantex’s management (“Management”) and Board of Directors with determining the value of Fantex Series Michael Brockers Convertible Tracking Stock.

Fair Value Definitions per the Fantex, Inc. Certificate of Incorporation.

“Fair Value” as of any date means: (i) in the case of any share of any series of Common Stock that is Publicly and Actively Traded, the Average Market Value of a share of such series of common stock over the 20-Trading Day period ending on the Trading Day preceding the Determination Date; or (ii) in the case of any share of any series of Common Stock that is not Publicly and Actively Traded, the fair value thereof as determined by an independent investment banking or appraisal firm experienced in the valuation of such securities or property selected in good faith by the Board of Directors of the Corporation or a committee thereof, provided, however, that to the extent that our board of directors determines in its good faith judgment that such series does not have any material value in terms of assets attributable to such series, including but not limited to any material future brand income or assets, or events or circumstances that the Board of Directors believe could reasonably result in material brand income in the future, then the fair value for such series may be determined by the Board of Directors in their good faith judgment alone. Any such valuation determination will be made, whether by the Board of Directors or any independent investment banking, financial advisory or other valuation firm, based on the contractual value of the brand assets related to the applicable tracking series, and shall not include any discount for lack of marketability or liquidity or any minority interest discount (including that such series may not have the rights contractually or otherwise, to receive dividends).

We take the meaning of “Fair Value” and “Fair Market Value” to be substantially the same and use the terms interchangeably in this report.

Scope of Analysis

In conducting this Fair Value study, our analysis included, but was not necessarily limited to:

•                  Discussions with Management concerning the specific tracking stock to be valued.

•                  Reviewing the offering and documentation of the Fantex Series Michael Brockers Convertible Tracking Stock including the Brand Agreement.

•                  Determining Management’s expectations of future results consistent with existing player contracts, agreements, and utilizing Management’s experience and knowledge of the market with respect to other similar tracking stock(s), which was provided in the offering and other documents.

•                  A review of documents including but not limited to the offering documents, prior appraisals and valuations, as applicable.

•                  We did NOT perform a review of the underlying professional sports and endorsement contracts associated with MBTS and such a review is beyond the scope of our engagement.  We have utilized Management’s expert assessment and approach in characterizing the probable future outcomes associated with player contracts, longevity, other revenue sources and player earnings.

•                  This valuation is NOT a fairness opinion and should not be considered as such.

1.2                 Summary of Findings

Based on the analysis described in this report, it is our opinion that the Fair Value of Fantex Series Michael Brockers Convertible Tracking Stock, as of September 30, 2016, is reasonably estimated to be $10.32 per share.

1.3                 Limiting Conditions

•                  The opinion of value expressed herein is valid only for the stated purpose as of the date of the valuation.

•                  No part of this report should be disseminated to the public through advertising media, public relations, news media, sales media, mail, direct transmittal, or any other public means of communication, without the prior written consent and approval of Timan LLC.

•                  Timan is not a law firm.  Issues that may have legal impact are considered from a layperson’s perspective using the reasoning expressed or implied within this report.  Should such matters be material to the users of this report, proper legal counsel should be obtained.

•                  The compatibility of this report’s conclusions with a ruling of any court or arbiter or the agreement of others cannot be guaranteed.

•                  This report and the conclusions arrived at herein are not intended by the author, and should not be construed by the reader, to be investment advice in any manner whatsoever.

•                  The valuation process is not a finding of fact; it is a finding of opinion.

•                  This report’s conclusions are based on information furnished to Timan LLC by Fantex’s Management and other sources.  They are supported by our research, analysis, and informed and unbiased opinion.

•                  There is no guarantee that all information necessary and relevant to support this report’s value conclusions has been disclosed to Timan LLC.

•                  No necessary and relevant information has been knowingly withheld.

•                  This appraisal did not include in-person interviews with Management.

•                  Financial statements and other related information provided by Fantex or its representatives in the course of this investigation have been accepted, without further verification, as fully and correctly reflecting the contractual obligations and operating results for the respective periods, except as specifically noted herein.

•                  We do not provide assurance on the achievability of the results forecast by Management because events and circumstances frequently do not occur as expected.  Differences between actual and expected results may be material.

•                  Given the number of assumptions involved in this analysis and the unique characteristics and risk factors of a professional athletic career, actual financial performance is highly variable and can change rapidly.  Therefore the valuation obtained is an appraisal for the Valuation Date, and is not to be relied upon if any of the parameters or assumptions is subsequently changed by actual events.

•                  We do not provide an assessment of the market acceptance of the valuation in this analysis, and actual transactions may occur above or below the price in this valuation.

•                  Public information and industry and statistical information have been obtained from sources Management deems to be reliable; however, we make no representation as to the accuracy or completeness of such information, and have accepted it without further verification.

2                           OVERVIEW

This section provides an overview of the MBTS. We have relied principally on information received from Fantex, including Management responses to Timan’s standard form questionnaire and supplemental documents. The Company disclosed this information to Timan and responsibility for the accuracy of the information rests with Management.

2.1                 Description and Status of Fantex Series Michael Brockers Convertible Tracking Stock

Fantex Series Michael Brockers Convertible Tracking Stock is a tracking stock that is, in a structure that allows for beneficial interests to be sold to investors.

2.2                 Unit of Account

The unit of account is the Fantex Series Michael Brockers Convertible Tracking Stock on a per share basis.  The Fair Value to a shareholder is the expected net present value of the cash flows that the shareholder is expected to receive.

2.3                 Capital Structure

The investor receives a share in the MBTS that is also convertible (with restrictions) into Fantex platform common stock.  All cash flows available to MBTS investors are allocated by their respective ownership percentage of the overall tracking stock on a fully diluted basis, with all shares treated equally.  The shareholder has NO ability to influence the underlying structure of the payment stream, nor are they able to change the underlying contractual obligations or the equity structure. In this regard they are a passive investor in an illiquid security with a limited market size.

2.4                 Liquidity

The investors are free to sell their shares to any other qualified purchaser at any time.  As of the Valuation Date there is no active market for MBTS, nor is Fantex responsible for making a market in the tracking stock going forward from the Valuation Date.

As of the Valuation Date there have several known (and inconsequential) transactions (within the past twelve months) of Ownership Interests in Fantex Series Michael Brockers Convertible Tracking Stock.  Fantex management has provided a listing of all known direct sales and the limited volume clearly indicates that there is not liquidity in the MBTS.

3                           VALUATION ANALYSIS

Per ASC 820 there is a fair value hierarchy of inputs that is defined by three levels:

Level 1- Quoted price for identical item in an active and observable market.

Level 2 - Identical item transaction price in a non-active market, or similar item in an active market.

Level 3 — Unobservable inputs for the item.  Analytical modeling approaches are used to determine value.

In the Specific case of Fantex Series Michael Brockers Convertible Tracking Stock (the unit of account) there are no Level 1 inputs.  There are several Level 2 data points and these have been used to both calibrate a Level 3 model and to determine the current valuation.

Therefore we have used a Level 3 analytical approach for determining fair value as a corroboration of the Level 2 data.

The characteristics of an investment in the Fantex Series Michael Brockers Convertible Tracking Stock are a series of cash flows with a terminal value payout.  As such the valuation of MBTS is best determined by the cash flows and ultimate disposition of the property as described in the offering prospectus.  The most appropriate analytical model for determining the Fair Value is a Discounted Cash Flow (“DCF”) model.

The analytical model was calibrated to both recent direct transactions and the most recent private placement of MBTS.

Additional description of the DCF method is in Exhibit B and DCF model is at the end of the report as an attachment.

3.1                 Key Assumptions

The calculations include the following characteristics, assumptions and approach:

•                  We were provided details of all cash obligations and payments in the offering and related documentation.  We have used this data input as the basis for our DCF modeling.

•                  The Terminal Value is determined from the terminating transaction.  Management indicates that this terminating transaction is a one for one exchange of a share of MBTS into a share of the Platform Common stock.  Based upon all reasonable assumptions, The MBTS at that time is expected to be near zero value since there will be no future income stream associated with the stock, nor will there be any underlying assets associated with the shares.  As a result the terminal value is de minimis and assumed to be zero.

•                  The present value discount rates for the interim cash flows were also determined by calibrating the model to known transactions (including the original offering, the recent private placement and interim transactions).  The discount rates are consistent with high yield bond rates plus a player specific premium to account for the illiquidity and performance risk.

•                  There is limited counter party risk associated with the prescribed cash flows since the payments are contractually obligated but there is a risk that the contracted player may not make timely payments.  We have assumed that there is no delay with respect to the payments.

•                  Taxes of the income stream to the shareholders are not considered in this analysis as the entities are considered pass through to the ultimate recipient in the form capital gains and/or income distributions.

3.2                 Valuation Conclusion and Balance Sheet Summary as of Valuation Date

Table 1                             Balance Sheet and Valuation Conclusion

Michael Brockers Tracking Stock

Proforma Balance Sheet 8-31-16

			High Scenario (5)	Low Scenario (6)

Cash	2,435	(1)	2,435	2,435
Amounts Due from Athlete	351,296		351,296	351,296

Brand Contract @ FV	3,458,551	(2)	3,483,189	3,102,219
Total Assets	3,812,282		3,836,920	3,455,950

Due to Parent	1,751	(3)	1,751	1,751

Dividend Payable	—	(4)	—	—
Total Liabilities	1,751		1,751	1,751

Net Equity	3,810,531		3,835,169	3,454,199

Shares Outstanding	362,200		362,200	362,200

FV Per Share	10.52		10.59	9.54

(1)         Cash is net of any fees and attributed 100% to the shareholders of Fantex Michael Brockers

(2)         Brand Contract Value is the ASC 820 Value as of 9-30-16. The tracking stock is attributed 95% of the contract value x the contract ownership amount (10%)

(3)         Due to Parent are fees that have been accrued (Management Fees to Fantex Holdings) but not yet paid

(4)         Dividend declared on 8/16, paid on 9/14/16.

(5)         Assumes endorsement income after 2017 is double the baseline assumed amount

(6)         Assumes no endorsement income after 2017, and one less year of contracted salary.

3.3                 DCF and Brand Equity Analysis

The detailed model is in Table 5 (Exhibit B).  The Brand Equity cash flow analysis is based upon input from Management and their projections.  We have reviewed these projections and find that they have been derived using an informed player specific analysis and are both reasonable and consistent with available data on a player position specific basis.

In some instances (e.g. endorsement income) projections are based upon Management estimates and there is no comparable data available for support.  In these cases we have looked at the sensitivity of the analysis by modifying these cash flows in the projections and have shown the result in Table 1 above as a sensitivity around the primary projections.

The risk adjusted NPV discount factor (RADF) is determined by the high yield bond market as of valuation date.  We have used this index since it represents the rate for an unsecured liability with a high degree of risk, which is consistent with the risks associated with professional athletic careers. In addition, we have adjusted the underlying discount factor by adding a premium that was determined by calibration with the recent private placement transaction and valuation.

Table 2                             Bond Market Metrics

3.4                 Tracking Stock Transaction History

There have a small number of marketplace transactions and one private placement since the original offering of the MBTS.  Since each security in the transaction listing in Table 3 is identical to MBTS, the transactions can be considered Level 2 (as there is not an active market for the securities).

Table 3                   Level 2 Transaction Data

Tracking Stock Transaction History

	Date	Volume	Price
Marketplace Transactions
	5/23/16	140	$9.00
	6/23/16	1	$8.75
	7/5/16	1	$8.75
	7/21/16	4	$8.50
	7/25/16	2	$8.50
Original Offering
	5/29/15	362,200	$10.00
Private Placement
	7/22/16	255,893	$9.10
PP price adjusted for ex-dividend			$8.49

The private placement memorandom (PPM) was reviewed and no price objections by purchasers so these are considered Level 2 pricing indication for calibration purposes on that date.

Table 4                             Valuation Approach Reconciliation

Valuation Reconciliation

	Value Implied	Weighting	Value

Level 1	n/a	0%	$0

Level 2	$8.49	10%	$0.85

Level 3	$10.52	90%	$9.47

Total Value			$10.32

4                           CERTIFICATION BY TIMAN LLC

I certify that to the best of my knowledge and belief:

•                  In accordance with standard professional practices, the professional fee for this service is not contingent upon our conclusion of value, and Timan LLC does not have a direct, controllable, or material financial interest in the subject enterprise valued;

•                  I have no direct or controllable personal interest in the property that is the subject of this report, and I have no personal interest with respect to the parties involved;

•                  I have no bias with respect to the property that is the subject of this report or to the parties involved with this assignment;

•                  My engagement in this assignment was not contingent upon developing or reporting predetermined results;

•                  My compensation for completing this assignment is not contingent upon the development or reporting of a predetermined value or direction in value that favors the cause of the client, the amount of the value opinion, the attainment of a stipulated result, or the occurrence of a subsequent event directly related to the intended use of this appraisal;

•                  The reported analyses, opinions, and conclusions are limited only by the reported assumptions and limiting conditions and are my personal, impartial, and unbiased professional analyses, opinions, and conclusions;

•                  The statements of fact contained in this report are true and correct.

Victor Gilberti

Vice President, Timan LLC

November 14, 2016

5                           EXHIBIT A:  APPRAISERS’ QUALIFICATIONS

Timan LLC professionals have completed more than 2,500 valuation analyses for hundreds of companies, from nascent startups through IPOs. We serve clients internationally from locations in California, New York, New Jersey, Pennsylvania and India.

Victor Gilberti

Victor Gilberti is a financial advisory expert and an experienced startup entrepreneur.  He has been performing valuations with Timan LLC since 2007.  Prior experience includes Managing Director of Professional Sector Management, an SEC Registered Private Client wealth management and Investment advisory firm.  He joined PSM upon its incorporation in 1994. He was a registered investment advisor (RIA) and held a Series 65 securities license.  He was also charter member of the Advisory Council of Fidelity Investments Institutional Brokerage Group.  He was featured speaker at numerous financial conferences throughout the country. In addition, since 2002 Mr. Gilberti has been a fee only financial advisor to individuals and small businesses and has been a court appointed estate executor and trust fund administrator.

Mr. Gilberti earned his B.S. and M.S. degrees from the Massachusetts Institute of Technology and his M.B.A. from the Stanford University Graduate School of Business.

6                           EXHIBIT B:  NOTES ON VALAUATION ANALYSIS METHODS

6.1                 Approaches to Enterprise Valuation

The AICPA Guidelines outline three approaches to determining the Fair Market Value of an enterprise — the market, income, and asset-based approaches.  (The asset-based approach is sometimes referred to as the “asset approach”, the “cost approach”, or the “sum-of-the-parts approach”.)  We consider each approach before settling on one or more to use to estimate the value of a particular enterprise.  The choice of valuation methods in a given appraisal assignment is a judgment we make based on the characteristics of the business to be appraised, the availability of reliable information requisite to the various methods, and the terms of the assignment.

Market Approach to Enterprise Valuation

The market approach relies on data generated by actual market transactions.  These transactions can involve publicly traded shares of comparable companies, M&A transactions of comparable companies, or private funding rounds by venture capital or private equity firms in comparable companies — or in the Company itself.  To perform the comparisons, ratios (multiples) are calculated, with the numerator commonly being Enterprise Value or equity value and the denominator being any of various financial or non-financial metrics.  Typical financial metrics would include revenue, EBIT, EBITDA, Free Cash Flow, earnings, assets, or book value.  Examples of non-financial metrics are number of subscribers (for telecom or media companies) or number of beds (for hospital companies).  Typically, adjustments are necessary because of less-than-perfect comparability, for example to adjust an M&A transaction multiple for the control premium paid or synergies anticipated for a particular buyer / target company combination, or to adjust trading multiples of publicly traded shares for a private company’s lack of marketability, or based on a comparison company’s difference on some relevant characteristic when compared to the enterprise being valued.

Income Approach to Enterprise Valuation

The principle underlying the income approach is that a company’s (or security’s) value is based on the expectation of a stream of future benefits.  This approach simulates, in the absence of observable market transactions, how market participants would formulate their decisions to buy or sell an asset (a security or enterprise).  The income approach is most commonly applied using the Discounted Cash Flow (DCF) method.  A DCF requires a projection of future cash flows, a projected terminal value at the end of the forecast period, and an appropriate discount rate, or required rate of return, to use for discounting the projected cash flows and terminal value to their present values.

Asset-Based Approach to Enterprise Valuation

The general principle behind asset-based valuation methods is that the value of an enterprise is equal to the fair value of its assets less the fair value of its liabilities.  The fair values of the component assets and liabilities may be obtained or estimated using a variety of methods, including market-based or income-based methods.  The asset-based approach is most useful when applied to tangible assets and to companies whose assets consist primarily of tangible assets.  This approach establishes value based on the cost of reproducing or replacing each asset, less depreciation from physical deterioration and functional obsolescence.

6.2                 Discounted Cash Flow Analysis

The value of an asset is the present value of its expected returns.  An asset, in this case an operating business, is expected to provide a stream of returns during the period of time it operates.  In order to convert this estimated stream of returns to an Enterprise Value, the benefit stream is discounted at the company’s cost of capital.  The process for this method of valuation requires a projected stream of benefits and a required rate of return.

The use of a multi-period discounted cash flow method introduces the added risk of the reasonableness of Management’s financial projections.  An overly optimistic forecast can result in overvaluation; likewise, an overly pessimistic projection can result in under valuation.

In building a DCF model the following risk factors are taken into account:

•                            The Company’s past financial performance;

•                            Management’s prospective financial projections and inherent risk in these projections, given the business risk and stage of the company;

•                            The presence of potential competitors to the Company; and

•                            Other risks associated with growth and profitability initiatives.

Terminal Value

In calculating the terminal value of the Company as of the end of the forecast period, it is appropriate to develop a value for the company based upon perpetual value of the continued cash flows from the Company to the equity holders.  The perpetual model assumes that revenue will grow in perpetuity at a constant rate and that expenses, working capital changes, and investments will remain steady.  This value, when divided by the Company’s discount rate less the perpetual growth rate, yields a terminal value.  We then discount this back to the Valuation Date and add the discounted stream of interim benefits to shareholders.

An alternative method for calculating the terminal value is to use a market method valuation at the final projected year of data.  This could be a market multiple of revenue or EBITDA or another parameter that is commonly used in valuing a purchase of the enterprise.

Selection of a Risk Adjusted Discount Rate

The discount rate used in a cash flow model is that rate which provides an investor with his required rate of return.  This rate may also be called the Weighted Average Cost of Capital.  The rate of return must also be one that is acceptable to the seller.  The task of the appraiser is to select the rate that would be acceptable to both the willing seller and the willing buyer within the definition of Fair Market Value, i.e., parties without compulsion but with knowledge of the relevant facts.  This definition requires the appraiser to function as a surrogate for both the seller and buyer and project to them the facts relevant to understanding why the rate selected is fair and reasonable for both parties.

Within the context of Fair Market Value, the buyer is a financial and not a strategic buyer.  This means that the buyer is not motivated by any synergy or other strategic advantage to be obtained through the acquisition and is not a current shareholder, creditor, competitor, related party or controlled entity which for reasons that accompany those considerations could be expected to pay more (or less) than the arms-length financial buyer who is essential to the standard of Fair Market Value.

To determine a discount rate we look to the public market; however, risks specific to the subject company must also be considered.  A Fair Market Value buyer of the Company would require a rate of return consistent with rates of return associated with unsecured creditors, as that is most consistent with long-term lessee obligations.

Table 5                             Cash Flow Model — Summary Net to shareholder

FANTEX INC

MICHAEL BROCKERS BRAND CONTRACT VALUATION

GROSS CONTRACT VALUE

VALUATION AS OF 9/30/16

		2016				2017
		Q1 2016	Q2 2016	Q3 2016	Q4 2016	Q1 2017	Q2 2017	Q3 2017	Q4 2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028
Date		3/31/16	6/30/16	9/30/16	12/31/16	3/31/17	6/30/17	9/30/17	12/31/17	6/30/18	6/30/19	6/30/20	6/30/21	6/30/22	6/30/23	6/30/24	6/30/25	6/30/26	6/30/27	12/31/28

Earnings
Player Contracts	$48,439,325	$0	$0	$0	$5,464,588	$0	$9,000,000	$294,118	$955,882	$10,000,000	$10,000,000	$7,010,103	$5,714,634	$0	$0	$0	$0	$0	$0	$0
Endorsements & other earnings	$512,500	$0	$0	$0	$12,500	$12,500	$12,500	$12,500	$12,500	$50,000	$50,000	$50,000	$50,000	$50,000	$50,000	$50,000	$50,000	$50,000	$0	$0
TOTAL Earnings	$48,951,825	$0	$0	$0	$5,477,088	$12,500	$9,012,500	$306,618	$968,382	$10,050,000	$10,050,000	$7,060,103	$5,764,634	$50,000	$50,000	$50,000	$50,000	$50,000	$0	$0

Date				9/30/16	12/31/16	3/31/17	6/30/17	9/30/17	12/31/17	6/30/18	6/30/19	6/30/20	6/30/21	6/30/22	6/30/23	6/30/24	6/30/25	6/30/26	6/30/27	12/31/28

Gross Cash Flows to Fantex Brand Contract (at 10% of gross earnings)				$—	$547,709	$1,250	$901,250	$30,662	$96,838	$1,005,000	$1,005,000	$706,010	$576,463	$5,000	$5,000	$5,000	$5,000	$5,000	$—	$—
Less: Expenses to be charged before dividend
Attribution to platform common stock (5%)				—	27,385	63	45,063	1,533	4,842	50,250	50,250	35,301	28,823	250	250	250	250	250	—	—
Management Fee (5%)				—	26,016	59	42,809	1,456	4,600	47,738	47,738	33,535	27,382	238	238	238	238	238	—	—
Marketing (6%)				—	31,219	71	51,371	1,748	5,520	57,285	57,285	40,243	32,858	285	285	285	285	285	—	—
Net Cash Flow Available to Tracking Stock Shareholders				$—	$463,088	$1,057	$762,007	$25,925	$81,877	$849,728	$849,728	$596,932	$487,400	$4,228	$4,228	$4,228	$4,228	$4,228	$—	$—

Dividend Payment to Shareholders				$—		$464,145		$787,931		$931,604	$849,728	$596,932	$487,400	$4,228	$4,228	$4,228	$4,228	$4,228	$—	$—
Discount Rate	8.24%	Present Value factor		1.0000		0.9613		0.9239		0.8707	0.8045	0.7431	0.6865	0.6342	0.5859	0.5412	0.5000	0.4620	0.4268	0.3788
hi yield bond	6.24%	Net Present Value of payment		$—		$446,176		$727,948		$811,192	$683,571	$443,554	$334,595	$2,681	$2,477	$2,288	$2,114	$1,953	$—	$—
premium (player specific risk adjustment)	2.00%	Total Present Value		$3,458,551

Assumptions

Earnings projections are from Fantex Management, based upon their analysis on a player/position specfic basis.These projections are based upon known contractual information as of the Valuation Date. They are consistent in method with those presented in the the private placement documentation in July 2

Present Value discount rate is based upon hi yield bond market parameters (https://fred.stlouisfed.org/series/BAMLH0A0HYM2EY) with a player specific premium. The premium is calibrated to the offering price of the tracking stock in the private placement in July 2016.

Tracking Stock is entitled to 10% of the gross Total earnings, less expenses
Shareholder is only entitled to 95% of the gross cash flows from the tracking stock
Management Fee is attributed to the tracking stock @ 5% of cash receipts (Gross - attribution)
Marketing expenses are estimated at 6% of cash receipts

Dividend Payments to Shareholders are expected to be semi-annual in October and April of each year. For 2016 and 2017, we assume prior two quarters payments are paid on quarter ending date. For later years we use mid-year convention and have one payment in June.

END OF REPORT.